SEC

19005841

E'D

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45529

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halliday Financial LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

725 Glen Cove Avenue
(No. and Street)

Glen Head	NY	11545
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rachel Pino (516) 671-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Richey May & Co. LLP
(Name – *if individual, state last, first, middle name*)

9605 S. Kingston Ct. #200	Englewood	CO	80112
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section

FEB 26 2019

Washington DC 413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Rachel Pino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halliday Financial LLC, as of February 25, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARET INNELLI
Notary Public, State of New York
No. 01IN6368041
Qualified in Nassau County
Commission Expires 12/04/2021

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALLIDAY FINANCIAL, LLC

CONTENTS

RICHEY
MAY & CO
Assurance | Tax | Advisory

9605 S. Kingston Ct. Suite 200
Englewood, CO 80112
303-721-6131
www.richeymay.com
Assurance | Tax | Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Halliday Financial, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Halliday Financial, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Halliday Financial, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Halliday Financial, LLC's management. Our responsibility is to express an opinion on Halliday Financial, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Halliday Financial, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of Halliday Financial, LLC's financial statements. The supplemental information is the responsibility of Halliday Financial, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Richey May & Co.

We have served as Halliday Financial, LLC's auditor since 2015.

Englewood, Colorado

February 21, 2019

HALLIDAY FINANCIAL, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS		
Cash	$	979,354
Fees receivable		259,747
Investment in securities, at fair value		168,685
Due from clearing broker, including clearing deposit of $25,000		40,828
Notes receivable and other assets		12,738
Property and equipment, net		13,659
Cash surrender value of officers' life insurance		121,697
Total Assets	$	1,596,708
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Commissions payable	$	129,873
Accounts payable and accrued expenses		865
Total liabilities		130,738
Member's Equity		
Total Member's Equity		1,465,970
Total Liabilities and Member's Equity	$	1,596,708

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business

Nature of Business

Halliday Financial, LLC (the "Company") was incorporated in the state of Delaware in 2013. The Company is wholly-owned by Halliday Financial Group, Inc. (the "Parent"). The Company primarily provides consulting services to professors of the CUNY school system for their retirement plans.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

2. Summary of significant accounting policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Concentrations of Credit Risk

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf.

Fees Receivable and Allowance for Doubtful Accounts

The Company carries its fees receivable at cost less an allowance for doubtful accounts. On a regular basis, the Company evaluates its fees receivable and will establish an allowance for doubtful accounts, if necessary, based on the history of collections and current credit conditions. No allowance for doubtful accounts is deemed necessary at December 31, 2018.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization is provided by utilizing the straight-line method over the estimated useful lives of the related assets:

Asset	Estimated Useful Lives
Computer and office equipment	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Term of lease

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Long-lived Assets

Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the excess of the asset's carrying amount over the fair value of the asset.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Income Taxes

The Company files a consolidated tax return with its Parent. The Parent has elected to be treated as an "S" corporation for federal and state income tax purposes, as such, there is no provision for federal and state income taxes as the net income or loss of the Company is included on the tax return of the stockholders of the Parent. The Parent follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with GAAP, the Parent is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Parent recording a tax liability that would reduce stockholder's equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. At December 31, 2018, management has determined that the Parent had no uncertain tax positions that would require financial statement recognition. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

NOTES TO FINANCIAL STATEMENTS

2. Summary of significant accounting policies (continued)

Income Taxes (continued)

The Parent files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Parent is no longer subject to income tax examinations by major taxing authorities for years before 2015. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Parent's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. GAAP establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Valuation of Investments in Securities at Fair Value - Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Valuation Techniques

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

NOTES TO FINANCIAL STATEMENTS

3. Revenue recognition

The new ASC 606 issued by FASB provides comprehensive guidance on the recognition of revenue from customers arising from the transfer of goods and services, guidance on accounting for certain contract costs, and new disclosures. The Company has adopted this ASU in January 2018 using a modified retrospective approach. The ASU did not have a material impact on its financial condition, results of operations or cash flows.

4. Fair value measurements

The Company's assets recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 2.

The following table presents information about the Company's assets measured at fair value as of December 31, 2018:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2018
Assets (at fair value)				
Investments in securities				
Mutual funds	$ 168,685	$ -	$ -	$ 168,685

5. Property and equipment

Property and equipment consist of the following at December 31, 2018:

Computer and office equipment	$ 253,068
Furniture and fixtures	168,584
Leasehold improvements	26,763
	448,415
Less: accumulated depreciation and amortization	434,756
	$ 13,659

Depreciation and amortization expense amounted to $7,604 for the year ended December 31, 2018.

NOTES TO FINANCIAL STATEMENTS

5. Related party transactions

The Company has an Expense Sharing Agreement (the "Agreement") with related parties. Pursuant to the Agreement, the Company was reimbursed for shared monthly services and expenses which amounted to $7,620 and is included as a reduction to the respective expenses of the accompanying statement of operations. It was determined after March 31, 2018, that the Agreement was no longer needed based on how expenses were paid by the respective parties.

6. Retirement plan

The Company has a retirement plan (the "Plan") under Section 401(k) of the Internal Revenue Code, which covers all eligible employees. The Plan provides for voluntary deductions of up to 60% of the employee's salary, subject to Internal Revenue Code limitations. In addition, the Company can elect to make discretionary contributions to the Plan. For the year ended December 31, 2018, the Company elected not to make a contribution.

7. Commitment

The Company leases its office facilities under operating leases expiring through December 2018, as well as one expiring through October 2019.

Aggregate future minimum annual rental payments amount to $156,600 for the year ending December 31, 2019. Rent expense amounted to $269,658 for the year ended December 31, 2018.

8. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"). The Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company's net capital was $1,299,896 which was $1,199,896 in excess of its minimum net capital required of $100,000.

9. Exemption from Rule 15c3-3

The management of the Company is responsible for its compliance with the exemption from SEC Rule 15c3-3, under the provisions of paragraph (k)(2)(ii) of that rule.

NOTES TO FINANCIAL STATEMENTS

10. Off balance sheet risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In addition, the receivable from the clearing broker includes a clearing deposit of $25,000.

11. Subsequent Events

The Company has performed an evaluation of subsequent events through February 21, 2019, which is the date of the financial statements. There were no subsequent events that required disclosures and/or adjustments.

12. Sales Practice Claim

Over the past year, the Company has faced a claim alleging improper sales of annuities, inquiries into the policies and procedures of advisors acting as trustees/co-trustees of trusts and actions on behalf of the administrative assistant. The Company continues to defend vigorously against the claims in these matters and will be filing an Amended Statement of Answer and Motion to Dismiss.